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March 3, 2009	DEaton@KilpatrickStockton.com
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Matthew Crispino
Staff Attorney
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
Definitive Proxy Statement
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File No. 000-23999
Dear Mr. Crispino:
     This firm represents Manhattan Associates, Inc. (the “Company”). We have received, on behalf of the Company, the Staff’s comment letter dated February 3, 2009 with respect to the above-referenced filings, which is a follow-up letter to its initial comment letter dated November 26, 2008 and the Company’s initial response letter dated January 2, 2009. The Company’s response to the comment in the Staff’s February 3, 2009 letter is set forth below. For ease of reference, the Company’s response is set forth below the full text of the Staff’s comment.
Definitive Proxy Statement filed April 29, 2008
General
1.	In your response to comment 7 of our letter, you indicate that disclosure of the numerical performance targets used in connection with determining cash incentive bonuses for your named executive officers would cause you substantial competitive harm by revealing your strategic focus and growth goals. Please provide us with a reasonably detailed analysis in support of this conclusion. In your analysis, please specifically address how the disclosure of performance targets might be expected to

Mr. Mathew Crispino
March 3, 2009

affect the particular business decisions of your competitors and thereby place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.
Introduction
The Company did not disclose the specific numerical performance targets for the 2007 annual incentive awards because the Board of Directors and the Compensation Committee, on behalf of the Company, believed that to do so would result in the disclosure of confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company, as defined in Instruction 4 to Item 402(b) of Regulation S-K. The instruction further specifies that the standard to use when determining whether disclosure would cause competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which in turn incorporates the criteria for nondisclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) (“FOIA”) and Rule 80(b)(4) thereunder. The Company believes that its omission of numerical performance objectives under situations of the types described in this response meet the criteria in Instruction 4 to Item 402(b) and in Exemption 4 to FOIA.
As the existence of competitive harm is the core issue, the Company’s reasonably detailed analysis of how disclosure of numerical performance objectives would often result in competitive harm to the Company, and how such disclosure might be expected to affect the business decisions of the Company’s competitors, precedes a discussion of the legal standards under FOIA Exemption 4.
The Company’s Current Approach. The Company has adopted a principled approach to disclosure of performance targets and has carefully evaluated its incentive award plan to determine if disclosure would result in competitive harm.  When the Company does not believe that disclosure of information relating to performance targets will result in competitive harm, it proposes to disclose such information. For example, on page 6 of the Company’s response letter to the Staff dated January 2, 2009, the Company described how it calculated its consolidated revenue and Adjusted EPS objectives for 2007—that is, by setting them at over twice the industry growth rate of 6-7%. The Company believes this type of disclosure informs its shareholders that the Company strives to exceed more than double the industry’s growth rate, without revealing its actual numerical performance targets, which would give competitors information that would cause competitive harm to the Company.

Mr. Mathew Crispino
March 3, 2009

Setting Financial or Operational Annual Incentive Plan Targets. For the 2007 annual incentive awards, the Company disclosed that the financial measures for the Company as a whole were consolidated revenue and adjusted (i.e., non-GAAP) earnings per share (“Adjusted EPS”).  The Company can also set incentive plan objectives that are geographic-based or product- or service-line based. For instance, for the 2008 fiscal year, a portion of one Named Executive Officer’s annual cash incentive was tied to achieving certain sales objectives with respect to a particular component of revenue in a particular geographic area.
The annual incentive objectives are generally derived from internal business plan targets that are set annually, often referred to as annual “budgets.”  These internal business plans constitute trade secrets, are highly confidential, contain competitively sensitive commercial and financial information and reflect the internal aspirations for the Company as a whole, for particular geographic areas and for particular products or services, both across the Company and within particular geographic areas.
Under its annual incentive plan, the Company can also set objectives not specifically tied to financial targets within the annual internal plan, such as objectives related to the development and roll-out of new products and services—as will be shown below, these type of operational objectives can also reveal trade secrets and competitively sensitive business information to the Company’s competitors, resulting in competitive harm.
Competitive Harm Analysis
While information on historical consolidated revenue, Adjusted EPS and other financial measures that may constitute annual incentive targets is eventually disclosed, the Company’s internal business plans and performance against those plans are never made public. Disclosure of the Company’s internal projections and its performance against the business plans may allow competitors to understand various Company strategies, plans and competitive intelligence, including without limitation:
•	investment strategies and priorities;

•	product, service and geographic areas of emphasis;

•	the Company’s views on high and low growth areas within its industry;

•	expectations for particular products, services and geographic areas; and

•	the Company’s views on its market position vis-à-vis its competitors within the industry as a whole and with respect to individual products, services and geographic areas.

Mr. Mathew Crispino
March 3, 2009

With respect to the particular objectives used in 2007, competitors and industry experts may be able to deduce the investment required to achieve certain consolidated revenue and Adjusted EPS targets.  Likewise, if the Company disclosed these targets after-the-fact, competitors would have access to baseline information for future projected growth.  More targeted objectives, as the Company partially used in 2008, can yield even more insight—for example, if competitors discovered that the Company is aiming for a significant percentage increase in consolidated revenue and Adjusted EPS in a particular geographic area, this would provide competitors with highly valuable information that would allow them to focus their competitive efforts against the Company in that area.
Although nonfinancial objectives were not a component of the 2007 annual incentive plan, the Company has utilized them in past annual incentive plans, and could do so again in the future. Nonfinancial objectives can also yield sensitive information that would put the Company at a competitive disadvantage. For example, objectives tied to achieving certain goals in the Company’s product roadmap can supply the Company’s competitors with important tools to challenge the Company, as described in more detail below.
The following are examples elaborating on how disclosure of the Company’s annual incentive plan targets, which incorporate the Company’s internal business plan, would cause competitive harm:
•	Future Investments/Deployment of Company Resources. Disclosure of numerical performance objectives could give the Company’s competitors important insight into the Company’s planned future allocation of resources, allowing the competitors to match or overmatch the Company’s investment focus, or to exploit non-focus areas. For example, if the Company disclosed that, to receive a target incentive, consolidated revenue for non-warehouse management software license revenue in a particular geographic area must exceed $X, and the Company did not then achieve that expected result, competitors would obtain information on potential necessary future investments by the Company. Competitors with more resources than the Company could then outspend the Company in such areas, challenging or defeating the Company’s objectives. Any kind of competitor, large or small, could discern that the Company was not allocating resources to products, services or markets that were not tied to incentive objectives, and potentially exploit that by dedicating their own resources to those non-focus areas, potentially weakening the Company’s position.

•	The Company’s Industry Outlook. Disclosing numerical objectives will provide competitors with sensitive information on the
Company’s views on areas within its industry it believes have potential for strong growth, and areas where the Company believes growth opportunities within its industry are weaker. Competitors could glean this information if, for instance, the Company tied a

Mr. Mathew Crispino
March 3, 2009

significant portion of one or more Named Executive Officer’s incentive opportunity to a relatively new product or service offering of the Company, or to a new geographic market in which the Company is competing, or to a product or service offering or geographic market that historically constituted a small portion of the Company’s revenues or profits. Conversely, if the Company decreased the portion of one or more Named Executive Officers’ incentive opportunity tied to a particular product, service or geographic market, competitors could discern that the Company believes that future opportunities for such product, service or market are limited. A competitor can then “piggyback” off of the Company’s own research and development, marketing research or other efforts it undertook to develop its industry outlook and market intelligence, without any similar investment by the competitor.
•	The Company’s Self-Perception of its Strengths and Weaknesses. Incentive plan objectives may reveal the Company’s perception of areas within its industry in which it believes it holds a leading position, and consequently where competitors may have difficulty challenging the Company and/or where the Company’s growth opportunity may be limited; and, conversely, they may flag areas where the Company believes it has a trailing position, and consequently where it may be weakest to challenges from its competitors and/or where the Company may have more growth opportunity. For example, if a competitor is competing with the Company for a sale opportunity, the competitor may emphasize to the potential customer the Company’s weaker offerings, and may underprice its own offerings that are correlative to the Company’s stronger offerings. Even if the competitor has some prior knowledge of the relative strength of its own offerings vis-à-vis the Company’s, it may seek to use the Company’s disclosed annual incentive targets in its presentations to the potential customer as evidence of an admission by the Company of weakness in certain areas.
Disclosure of nonfinancial or operational objectives can also severely handicap the Company’s ability to compete on a level playing field:
•	Product Roadmap. Disclosure of incentive plan objectives tied to achieving certain product roadmap-related goals, such as meeting certain timelines with respect to deployments of upgrades to existing software products or new releases, would be of great value to the Company’s competitors. With information on the Company’s product roadmap, the Company’s competitors could more effectively target their internal investments so as to maximize their chances of developing a profitable market for their competing products. Competitors could use the information to release their products or new features in advance of the Company’s product releases. Competitors could use such information to dissuade customers from purchasing the Company’s existing products, because customers would be

Mr. Mathew Crispino
March 3, 2009

less likely to purchase software from the Company if they are aware that a new version will be released soon. Such eventualities could cause the Company to delay introduction of new products, thus stifling innovation, or accelerate an immature product to market.
•	Pricing. If the Company were to link annual incentives to attainment of numerical margin objectives with respect to particular products or services, disclosure of such information would obviously be of great value to the Company’s competitors in pricing its own products and services.
In addition to the foregoing examples, the Company believes that disclosure of its performance objectives would leave it vulnerable to its competitors poaching key executives, as a competitor could seek to lure such executive with promises of more easily attainable bonus objectives.
Disclosure of numerical objectives could also be valuable information to potential acquirors of the Company. In this regard, the Company notes that there has been significant consolidation in its industry, and the Company has been the subject of regular takeover rumors in the market. A potential acquiror who could discern from the Company’s numerical incentive objectives and its historical results the Company’s performance against its own internal plan could potentially have significant negotiating leverage against the Company’s Board of Directors.
The fact that objectives would be disclosed for a completed fiscal year does little to mitigate the examples of competitive harm outlined above, because, among other reasons, most of the Company’s strategic business plans need more than one year for execution. For instance, if the Company has identified a new geographic market where it believes there is untapped sales opportunity, or if it has a new product line it believes has great potential, it will more often than not take several years to execute a strategy to exploit these opportunities. The Company’s competitors may determine the Company’s business objectives after a single year of that multi-year horizon. Additionally, disclosure of numerical performance objectives for a trailing year can serve as a highly useful baseline to extrapolate into the next year.
Although disclosure of the incentive measures without disclosure of the actual numerical targets undoubtedly provides some information to competitors, the disclosure of the numerical objectives combined with the disclosure of historical results gives competitors the invaluable ability to quantify the Company’s strategies and to put them in relative order of significance—put another way, the addition of the numerical objectives to the information otherwise available has the effect of the making general observations into more specific, actionable knowledge. Similarly, while the reporting requirements of the Securities Exchange Act require disclosure of business information, such requirements do

Mr. Mathew Crispino
March 3, 2009

not generally mandate the disclosure of competitively sensitive information on the order of magnitude of numerical incentive plan objectives.
If the Company were forced to disclose annual incentive objectives, it could have a pernicious effect on the process for setting such objectives. The Company might be dissuaded from setting specific, targeted objectives that incent executives to achieve specific business goals in favor of broad, Company-wide objectives that may not have as much potential for disclosing sensitive information to competitors, but also may not have the incentive value of more targeted objectives.
Moreover, the internal business plans do not constitute forecasts of future performance—if disclosed however, there is a risk that they would be construed as forecasts . . . and perhaps subsequently become the forecasts (or more accurately, the forecasts would become the incentive plan objectives).
To explain, as the Company disclosed on page 9 of its letter to the Staff dated January 2, 2009, the actual incentive payouts as a percent of target were 97% and 85% in 2007 and 2006, respectively, and the Company expects to report 2008 payouts as a percentage of target at even lower levels. It is obvious that the internal plans are “stretch” plans to some degree, and do not necessarily reflect what the probable or likely future results of the Company may be. The Company believes that there is value in having an internal stretch plan, because the Company’s executives have incentives to attempt to achieve great results—that is, to outperform—without fear of penalty in the market. If the annual incentive plan numerical objectives were disclosed, even on a retrospective basis (in which case, such objectives could become a baseline to extrapolate into future periods), the Company believes there is a substantial risk that the incentives will become market expectations, displacing the Company’s own issued guidance and the research conducted by analysts. If this occurs, it may create an incentive to make achievement of incentive plan objectives easier, so that they are achieved at the 100% or greater level more often than not, to avoid market penalties for failure to achieve plan objectives.
Competition and Company Access to Competitor Information. The Company’s industry is highly competitive. The Company almost invariably is competing against one or more other companies for requests-for-proposals from its customers and potential customers. The Company competes with companies ranging from large Enterprise Resource Planning (“ERP”) vendors with vastly more resources than the Company, to smaller “best of breed” software companies more comparable to the Company, many of the latter of which have been consolidating in the past few years, forming more competitive entities.
To the extent large ERP companies disclose numerical performance objectives, such disclosures generally do not provide the Company the competitive insights that disclosure of the Company’s objectives would provide to the ERP companies, as the Named

Mr. Mathew Crispino
March 3, 2009

Executive Officers of such companies oversee very large organizations with highly diverse lines of business, of which the Company’s particular focus area is just one small aspect; accordingly, the numerical performance objectives of such executives are unlikely to reveal much competitive data regarding the Company’s particular line of business. Similarly, some of the Company’s smaller competitors have been acquired by much larger entities, with the same result.
In addition, some of the Company’s competitors that are closer in size to the Company are privately held, including the company it most frequently competes with in responding to requests-for-proposals. Consequently, if the Company were obliged to disclose its numerical performance objectives, its competitors would often have access to sensitive information about the Company, while the Company would not have access to similar information about its competitors, resulting in an unlevel playing field.
Difficulty of Attainment. Instruction 4 to Item 402(b) provides that, if numerical objectives are not disclosed, the Company must discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels, and the Company fully intends to comply with this instruction. The Company’s January 2, 2009 letter to the Staff contains relevant disclosure along these lines, such as the statements in response 7 that 2007 objectives were designed to be more difficult to achieve than 2006, and the observation that the fact that incentive targets have not been achieved at target in either 2006 or 2007 suggests that performance requirements have been reasonably set for incentive purposes. As mentioned previously, the Company anticipates disclosing 2008 incentive plan payouts that are significantly further below target than 2006 and 2007 payouts. Furthermore, the Company believes that disclosure such as that proposed in the first paragraph of this response and of response 7 in the Company’s January 2, 2009 letter—that is, that financial performance objectives were set at over twice the industry growth rate of 6-7%—provides material information to shareholders as to the difficulty of attaining the objectives.
Legal Standards
Instruction 4 to Item 402(b) states that numerical performance objectives need not be disclosed if they involve “confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant,” and further provides that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of [FOIA] and Rule 80(b)(4) thereunder.”

Mr. Mathew Crispino
March 3, 2009

The three-part test for FOIA Exemption 4 is stated similarly to Instruction 4 to Item 402(b)—in order to be eligible for the exemption, (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person (which includes a corporation such as the Company1); and (3) such information must be privileged or confidential.2
Using case law construing FOIA Exemption 4, the Company considers the material elements of the analysis, “trade secret,” “commercial or financial” and “privileged or confidential” (which includes the requirement of “competitive harm”), in order below.
Trade Secrets. The Company’s internal business plans, and certain operational incentive objectives, such as those related to the Company’s product roadmap and margins, constitute “trade secrets” under prevailing law. Trade secrets consist of information that (1) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use, and (2) is the subject of reasonable efforts, under the circumstances, to maintain its secrecy.3
The Company undoubtedly derives independent economic value from its annual internal plans and product roadmap and margin information—these secrets provide the foundation for the executive officers to manage the Company to profitable goals, and provide benchmarks against which the Board of Directors can compare the performance of senior management. The annual internal plans form the basis for setting annual budgets for capital expenditures, research and development, marketing, hiring and other key decision areas. The product roadmap provides the basis for projecting the Company’s future product and service offerings, upon which the success of the Company depends. None of these secrets are generally known to the Company’s competitors, who would derive great economic value from discovering them. The ways in which competitors could benefit from learning these secrets through the Company’s disclosure of incentive plan numerical targets are described in detail above under “Competitive Harm Analysis.”
The annual internal plans and the operational objectives mentioned above are the subject of reasonable efforts, under the circumstances, to maintain their secrecy: generally, only the Board of Directors, senior management and their trusted professional advisors are privy to these secrets.

[1]	Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank of U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).

[2]	Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974); see also Nadler v. Fed. Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); Inner City Press/Cmty. on the Move v. Bd. of Governors of the Fed. Reserve Sys., 463 F.3d 239, 244 (2nd Cir. 2006).

[3]	Uniform Trade Secrets Act §1(4).

Mr. Mathew Crispino
March 3, 2009

Commercial or Financial Information. There is little doubt that the annual incentive plans and operational information such as the product roadmap constitute “commercial or financial information” within the meaning of FOIA Exemption 4. The terms must be given their “ordinary meanings.”4 Targets such as consolidated revenues and Adjusted EPS are clearly “financial.” Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit.5 The Company’s annual internal plans, and operational goals such as the product roadmap and margin information, all relate to commerce and have been compiled in the pursuit of profit.
Confidential/Competitive Harm. Information is “confidential” for purposes of Exemption 4 if “disclosure of the information is likely . . . to cause substantial harm to the competitive position of the person from whom the information was obtained.”6 For purposes of Exemption 4, the release of information will cause substantial competitive harm if (1) actual competition exists, and (2) there is a likelihood of substantial competitive injury resulting from disclosure of such information.7
The Company has provided details on the existence of competition in its industry above under “Competition and Company Access to Competitor Information” and in Item 1, “Business,” under the caption “Competition” in its recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2008. As to the likelihood of substantial competitive injury resulting from disclosure of the numerical incentive plan objectives, the Company refers you to the extensive discussion under “Competitive Harm Analysis” above. The Company further notes that information like the Company’s annual internal financial plans are of the type customarily afforded confidential treatment under FOIA Exemption 4, per the cases cited in the note.8

[4]	Pub. Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C.Cir.1983) (citing Wash. Post Co. v. U.S. Dept. of Health & Human Services, 690 F.2d 252, 266 (D.C.Cir.1982); Board of Trade v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C.Cir.1980)).

[5]	See Am. Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (2d Cir.1978) (citing Getman v. NLRB, 450 F.2d 670, 673 (D.C.Cir.1971)).

[6]	Morton, 498 F.2d at 770; see also, Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (D.D.C. 2002); Judicial Watch, Inc. v. Food & Drug Admin., 449 F. 3d 141 (C.A.D.C. 2006).

[7]	See Frazee v. U.S. Forest Serv., 97 F.3d 367, 371 (9th Cir. 1996).

[8]	See generally, Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 682 (D.C. Cir. 1976) (financial records); Continental Oil v. Fed. Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Morton, 498 F.2d at 765 (financial records); Goldstein v. Interstate Commerce Comm’n, Civ. A. No. 82-1511, 1984 U.S. Dist. LEXIS 14768 (D.D.C. July 21, 1985) (pricing, volume and sale terms in shipping contracts); Herrick v. Garvey, 200 F. Supp. 2d 1321 (D.Wyo. 2000) (materials submitted requesting permission to continue development of aircraft); Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (royalty information on research and inventions).

Mr. Mathew Crispino
March 3, 2009

Conclusion
The Company submits that this letter, along with its letter of January 2, 2009, clearly establishes that disclosure of the annual incentive targets would cause the Company competitive harm.   The Company has no objection to disclosing annual incentive objectives where competitive harm would not result, and should circumstances change in the future, the Company will reevaluate its current approach.
Since the incentive plan measures are disclosed (see page 10 of the 2008 Definitive Proxy Statement), the ranges of possible payouts for each Named Executive Officer are disclosed (see the 2007 Grants of Plan-Based Awards table on pages 14 and 15 of the Definitive Proxy Statement), and the resulting incentive payments are disclosed (see column (g) of the 2007 Summary Compensation Table on page 14 of the Definitive Proxy Statement), the Company does not believe that disclosure of the specific numerical targets is material to investors. In addition, the Company proposes in future Proxy Statements to disclose more information about its annual incentive plan, as described in the Company’s January 2, 2009 letter, and further proposes to disclose information, where competitive harm would not result, that would give investors important qualitative information about the annual incentive targets set, per the Company’s response no. 7 in its January 2, 2009 letter and the first paragraph of this response.
The Company is an information technology company—a software sales and services company. It relies on investments in knowledgeable and skilled people, research and development and listening to customers to keep its products and services innovative and competitive. Disclosure of the numerical performance objectives of the Company’s annual incentive plan in many cases will provide the benefit of the knowledge the Company gleans from these different types of investments to the Company’s competitors, free of charge. In most cases, the Company’s competitors will not be disclosing similar free information to the Company. The Company submits this constitutes substantial competitive harm to it.
* * * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Mathew Crispino
March 3, 2009

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please copy the undersigned on any subsequent correspondence concerning the Staff’s comment, and please do not hesitate to call the undersigned at (404) 815-6051 with any questions or comments.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
a Partner

cc:	Peter F. Sinisgalli
Thomas E. Noonan
Dennis B. Story
David Dabbiere
Gregory Stoeckel